

Accrew, Inc.

Income Statement

For the Years Ending [Dec 31, 2022]

2022 Accrew, Inc.

Revenue		2022		2021
Service Revenue				
Other Revenue				
Cash Incentives		$0		
Total Revenue	**$**	**0**	**$**	**0**
Cost of Goods Sold				
Cost of goods sold				
Bank Transaction fees		$0		
Total Cost of goods sold		**$0**		$0
Solid User Fees		$0		
Total Cost of Goods Sold	**$**	**0**	**$**	**0**
Gross Profit	**$**	**0**	**$**	**0**
Expenses				
Active User		$1		
Contract labor		$43,231		
Franchise Taxes		$450		
General business expenses		$649		$4,672
Bank fees & service charges		$15		
KYC		$13		
Total General business expenses		**$677**		**$4,672**
Insurance				
Business insurance		$250		
Liability insurance		$150		
Total Insurance		**$400**		**$0**
Legal & accounting services				
Legal Fees		$300		
Total Legal & accounting services		**$300**		**$0**
Office expenses				
Software & apps		$817		
Total Office expenses		**$817**		**$0**
Platform Fees		$17,000		
Sales and Marketing				
Card Issuance		$15		
Listing fees		$4,000		
Total Sales and Marketing		**$4,015**		**$0**
Uncategorized Expense		$200		
Total Expenses	**$**	**67,090**	**$**	**4,672**

Net Operating Income	$	**(67,091)** $	**(4,672)**

Net Income

Other Income			
Interest earned		$198	
Total Other Income		**$198**	**$0**
Net Other Income		**$198**	**$0**
Net Income	$	**(66,893)** $	**(4,672)**

Wednesday, Apr 26, 2023 11:55:28 AM GMT-7 - Accrual Basis